Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda
May 29, 2019

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Enstar Group Limited
Form 10-K for the fiscal year ended December 31, 2018
Filed March 1, 2019
File No. 001-33289

Dear Mr. Rosenberg:

We respectfully request an extension of time to respond to your letter dated May 15, 2019 related to the above referenced filing to allow us additional time to consider the Staff's comments, consult with our independent public accounting firm and prepare appropriate responses. As we indicated to Mr. Frank Wyman we intend to provide our response on or before June 13, 2019.

Thank you for your consideration.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer

cc: Frank Wyman  (Securities and Exchange Commission)
 Colin Couper  (KPMG Audit Limited)
 Robert C. Juelke, Esq. (Hogan Lovells US LLP)